UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 24, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					852,900 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,999,100 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,100 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					14.8% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					1,146,200 (See Item 5)


				8 	SHARED VOTING POWER
					852,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,999,100 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,100 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					14.8% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					852,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,999,100 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,100 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					14.8% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment No. 9 amends the Schedule 13D filed by Pirate Capital LLC, Thomas R. Hudson Jr. and Gabrielle Katz Hudson on
July 6, 2004. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC.
Each of them is a citizen of the United States. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,999,100 shares of the Common Stock of the Issuer (the Shares), which Shares are owned either beneficially or of record by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $26,561,856.08 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

On February 24, 2005, in accordance with Section 2.4(a) of the Bylaws of Cornell Companies, Inc. (the "Company"), Jolly Roger Fund LP, an affiliate of Pirate Capital LLC ("Pirate"), sent a letter (the "Nomination Letter") to the Company to provide notice of its intent to nominate Leon Clements, Zachary R. George, Todd Goodwin, Thomas R. Hudson Jr., Alfred Jay
Moran, Jr., Sally Walker and Richard Crane (collectively, the "Nominees") for election as Directors at the Company's 2005 Annual Meeting of Stockholders. The Nomination Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

Pirate Capital intends to commence a proxy solicitation, in opposition to the proxy solicitation expected to be conducted by the Company's current management, for the purpose of electing the Nominees and replacing the current directors of the Company.


Pirate reserves the right to change its plans and take any and all actions that Pirate may deem appropriate to maximize the value of its investment in the Company, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by Pirate in the open market or in privately negotiated transactions, (c) communicating with other stockholders or (d) formulating other plans or proposals regarding the Company or its securities, in each case to the extent deemed advisable by Pirate in light of Pirate's general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 852,900 of the Shares and sole disposition power with respect to 1,999,100 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 1,146,200 of the Shares and shared voting power with respect to 852,900 of the Shares and shared disposition power with respect to 1,999,100 of the Shares;
and Gabrielle Katz Hudson has shared voting power with respect to 852,900 of the Shares and shared disposition power with respect to 1,999,100 of the Shares. None of the Reporting Persons have any voting or disposition power over any Shares held by nominees (other than Mr. Hudson) listed herein and there are no agreements or understandings between any of the Reporting Persons and any of the nominees (other than Mr. Hudson) listed herein with respect to the holding, voting or disposing of any of Cornell's securities. Accordingly, the number of Shares beneficially owned by the Reporting Persons reported herein does not include 7,000 Shares held by Todd Goodwin and 100 Shares held by Richard Crane.



(b) All of the Shares were purchased by the Holders in open market transactions. All purchases made by each of the Holders in the last two years are attached hereto in Annex A of Exhibit 2.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit 1. 	Agreement of Joint Filing

	Exhibit 2.	Nomination Letter


Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

			Pirate Capital LLC



		   By: 	/s/ Thomas R. Hudson Jr.
			Thomas R. Hudson Jr.
			Portfolio Manager


			/s/ Thomas R. Hudson Jr.
			Thomas R. Hudson Jr.


			/s/ Gabrielle Katz Hudson
			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: February 24, 2005

			Pirate Capital LLC



		   By: 	/s/ Thomas R. Hudson Jr.
			Thomas R. Hudson Jr.
			Portfolio Manager

			/s/ Thomas R. Hudson Jr.
			Thomas R. Hudson Jr.


			/s/ Gabrielle Katz Hudson
			Gabrielle Katz Hudson







EXHIBIT 2

NOMINATION LETTER

Jolly Roger Fund LP
200 Connecticut Avenue
4th Floor
Norwalk, CT 06854

February 24, 2005


BY FACSIMILE, FEDEX AND CERTIFIED MAIL
Patrick N. Perrin
Secretary, Senior Vice President and
Chief Administrative Officer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas 77027


Re:	Notice of Director Nominations

Dear Mr. Perrin:

Pursuant to Section 2.4(a) of the Amended and Restated Bylaws (the "Bylaws") of Cornell Companies, Inc. (the "Company"), Jolly Roger Fund LP (the "Fund") hereby gives notice of its intention to nominate seven individuals for election to the Board of Directors of the Company (the "Board") at the 2005 Annual Meeting of Stockholders, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting").

The Fund, an investment fund, is the record owner of 100 shares of common stock, $.001 par value per share ("Common Stock"), of the Company and the beneficial owner of an additional 587,500 shares of Common Stock. Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. Thomas R. Hudson Jr.
is the Managing Member of Pirate Capital. Pirate Capital is the investment advisor to, and Mr. Hudson is a director of, Jolly
Roger Offshore Fund LTD, an investment fund, which is the beneficial owner of 1,146,200 shares of Common Stock. Pirate Capital is the investment adviser to Mint Master Fund Ltd. (together, with the Fund and Jolly Roger Offshore Fund, LTD, the "Funds"), an investment fund, which is the beneficial owner of 265,300 shares of Common Stock. Pirate Capital and Thomas R. Hudson Jr., as the managing member of Pirate Capital, may be deemed to be the beneficial owners of the 1,997,100 shares of Common Stock that are collectively owned by the Funds. Pirate Capital and Thomas R. Hudson Jr. disclaim that they and/or the Funds are members of a group as defined in Regulation
13D-G of the Securities Act of 1934, as amended. The business address for the Fund is 200 Connecticut Avenue, 4th Floor, Norwalk,
CT 06854.

According to Section 2.4(a) the Bylaws, notice of nominations of persons for election to the Board must be delivered, or mailed and received by, the Secretary of the Company at the principal executive offices of Company by March 4, 2005 (not less than ninety (90) days prior to the first anniversary of the date of the previous year's annual meeting of stockholders which was on Thursday, June 3, 2004). The Fund's notice is being delivered prior to such deadline. The Fund does not acknowledge the validity of the procedure set forth in Section 2.4(a) of the Bylaws and the execution and delivery of this notice by the Fund shall not be deemed to constitute a waiver of the Fund's right to contest the validity of such procedure.

The Fund, as the record owner and beneficial owner of shares of Common Stock, hereby nominates and, to the extent that such nomination is required to be made at the Annual Meeting, intends to appear in person or by proxy at the Annual Meeting to nominate, Leon Clements, Zachary R. George, Todd Goodwin, Thomas R. Hudson, Jr., Alfred Jay Moran, Jr., Sally Walker, and Richard Crane (the "Nominees") for election as directors. The information required pursuant to Section 2.4(a) of the Bylaws is set forth herein and in Annex A.

Pirate Capital has entered into a letter agreement (the "Nominee Agreement") with each of the Nominees. A copy of the form of Nominee Agreement is attached hereto as Annex B. Pursuant to the Nominee Agreements, Pirate Capital has agreed, subject to certain exceptions, to pay all costs of a proxy contest and to indemnify and hold each Nominee harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements incurred in connection with such Nominee being a candidate for election to the Company's Board of Directors.

Each of the Nominees has executed a consent to being nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting. Copies of the consents executed by each of the Nominees are attached hereto as Annex C.

The Fund reserves the right to nominate substitute or additional persons in the event that (1) the Board of Directors of the Company is expanded beyond its current size and/or (2) any of the current nominees is unable for any reason (including by reason of the taking or announcement of any action that has, or if consummated would have, the effect of disqualifying any such Nominee) to serve as a director.

The information included herein and in the annexes attached hereto represents the Fund's best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information which may change from and after the date hereof.

If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Nominee herein at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this notice shall continue to be effective with respect to the remaining Nominees and as to any replacement Nominees selected by the Fund.

In addition, the Fund requests written notice as soon as practicable of any alleged defects in this notice and reserves the right, following receipt of such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect.

Please direct any questions regarding the information contained in this notice to Irwin A. Kishner, Esq. (212) 592-1435 or John A. Rogers, Esq.
(212) 592-6177 of  Herrick, Feinstein LLP, 2 Park Avenue, New York, New York
10016.


JOLLY ROGER FUND LP

By: Pirate Capital, LLC, its General Partner

By:
Name:   Thomas R. Hudson, Jr.
Title:  Managing Member

cc: 	James E. Hyman
	Chief Executive Officer and
	Chairman of the Board of Directors

	Board of Directors
		Anthony R. Chase
		Isabella C.M. Cunningham
		Harry J. Phillips, Jr.
		D. Stephen Slack
		Tucker Taylor
		Robert F. Vagt



ANNEX A

1.	Name and Business Address of the Nominees:

Leon Clements
18333 Egret Bay Blvd.
Suite 270
Houston, TX 77058

Alfred Jay Moran, Jr.
712 Main
Suite # 2150
Houston, TX 77056

Richard Crane
3905 Estes Road
Nashville, TN 37215

Todd Goodwin
500 Captains Neck Lane
Southampton, NY 11968

Sally Walker
75 Hwy 20 West
Box 1299
Fonthill, ON
L0S 1E0

Thomas R. Hudson Jr.
200 Connecticut Ave.
4th Floor
Norwalk, CT 0684

Zachary R. George
200 Connecticut Ave.
4th Floor
Norwalk, CT 0684


2.	Information regarding ownership of Securities of the Company of the
	Nominees:

(a)	Richard Crane beneficially owns 100 shares (less than 1%*) of Common
	Stock of the Company.

(b)	Todd Goodwin beneficially owns 7,000 share (less than 1%*) of Common
	Stock of the Company.

(c)	As described in the Fund's notice, Thomas R. Hudson Jr. may be deemed
	to beneficially own 1,997,100 shares (14.8%*) of Common Stock of the Company. See Section 3 below for purchases and sales of securities within the past two years that may be deemed to be beneficially owned by Mr. Hudson.

(d)	Leon Clements, Alfred Jay Moran, Jr., Sally Walker and Zachary R.
	George do not own any shares of Common Stock of the Company either beneficially or of record.

* Based on 13,539,672 shares outstanding as of October 31, 2004, as reported in the Company's From 10-Q filed with the Securities and Exchange Commission on September 11, 2004.


3.	Shares of Common Stock of the Company bought or sold by the Funds in
	the last two years:

Jolly Roger Fund LP

Date		Amount Bought (Sold)	Price Per Share
2004-05-04	2,600.00 	 	11.71
2004-05-11	2,200.00 	 	12.20
2004-05-12	5,000.00 	 	12.16
2004-05-18	100.00 	 		12.15
2004-05-18	15,000.00 	 	12.25
2004-05-18	10,000.00 	 	12.18
2004-05-19	5,000.00 	 	12.21
2004-05-19	5,000.00 	 	12.22
2004-05-20	5,000.00 	 	12.25
2004-05-20	4,000.00 	 	12.26
2004-05-21	600.00 	 		12.34
2004-05-21	400.00 	 		12.34
2004-05-21	300.00 	 		12.33
2004-05-21	200.00 	 		12.34
2004-05-21	10,000.00 	 	12.35
2004-05-21	9,800.00 	 	12.35
2004-05-21	5,000.00 	 	12.35
2004-05-21	4,700.00 	 	12.35
2004-05-21	4,400.00 	 	12.35
2004-05-26	100.00 	 		13.04
2004-05-26	600.00 	 		13.20
2004-05-26	200.00 	 		12.94
2004-05-26	1,700.00 	 	13.00
2004-05-26	1,300.00 	 	13.17
2004-05-27	200.00 	 		13.20
2004-05-27	100.00 	 		13.25
2004-05-27	10,000.00 	 	13.25
2004-05-27	3,400.00 	 	13.35
2004-05-27	1,300.00 	 	13.33
2004-05-28	15,000.00 	 	13.30
2004-06-01	5,000.00 	 	13.45
2004-06-01	5,000.00 	 	13.41
2004-06-01	4,800.00 	 	13.45
2004-06-01	200.00 	 		13.42
2004-06-02	5,000.00 	 	13.25
2004-06-04	2,500.00 	 	14.25
2004-06-04	1,400.00 	 	14.05
2004-06-04	3,300.00 	 	14.25
2004-06-07	900.00 	 		13.85
2004-06-07	5,000.00 	 	13.85
2004-06-07	4,100.00 	 	13.90
2004-06-09	4,700.00 	 	13.70
2004-06-09	300.00 	 		13.67
2004-06-09	200.00 	 		13.80
2004-06-09	100.00 	 		13.79
2004-06-10	2,200.00 	 	13.65
2004-06-14	2,500.00 	 	13.60
2004-06-14	12,500.00 	 	13.80
2004-06-15	25,000.00 	 	13.90
2004-06-16	5,000.00 	 	13.85
2004-06-17	300.00 	 		13.89
2004-06-17	2,000.00 		13.88
2004-06-17	500.00 	 		13.87
2004-06-17	21,200.00 	 	13.90
2004-06-17	5,000.00 	 	13.70
2004-06-17	4,500.00 	 	13.88
2004-06-21	500.00 	 		13.40
2004-06-21	2,000.00 	 	13.55
2004-06-23	200.00 	 		13.52
2004-06-23	5,000.00 	 	13.40
2004-06-23	1,800.00 	 	13.60
2004-06-23	10,000.00 	 	13.60
2004-06-23	10,000.00 	 	13.60
2004-06-23	5,000.00 	 	13.60
2004-06-23	5,000.00 	 	13.60
2004-06-23	5,000.00 	 	13.40
2004-06-23	5,000.00 	 	13.32
2004-06-23	5,000.00 	 	13.40
2004-07-07	9,800.00 	 	14.04
2004-07-07	1,100.00 	 	13.65
2004-07-07	600.00 	 		13.75
2004-07-07	200.00 	 		14.02
2004-07-07	200.00 	 		13.90
2004-07-07	100.00 	 		13.89
2004-07-08	5,600.00 	 	13.95
2004-07-13	4,900.00 	 	14.35
2004-07-21	4,800.00 	 	14.25
2004-07-28	100.00 	 		12.96
2004-07-28	200.00 	 		12.52
2004-07-28	200.00 	 		12.60
2004-07-28	5,000.00 	 	12.90
2004-07-28	2,500.00 	 	12.62
2004-07-28	2,000.00 	 	12.65
2004-07-28	1,800.00 	 	12.60
2004-07-28	5,000.00 	 	13.00
2004-08-05	1,300.00 	 	12.91
2004-08-05	800.00 	 		12.99
2004-08-05	4,200.00 	 	13.00
2004-08-05	3,700.00 	 	12.95
2004-08-12	25,000.00 	 	12.25
2004-08-30	10,000.00 	 	12.00
2004-08-31	80,000.00 	 	12.01
2004-09-08	1,900.00 	 	12.10
2004-09-08	100.00 	 		12.08
2004-09-08	2,000.00 	 	12.15
2004-09-10	100.00 	 		12.25
2004-09-29	(100.00)	 	12.40
2004-10-12	6,200.00 	 	12.65
2004-10-12	3,500.00 	 	12.75
2004-10-12	1,000.00 	 	12.75
2004-10-12	400.00 	 		12.64
2004-10-12	100.00 	 		12.73
2004-10-13	300.00 	 		12.79
2004-10-13	3,600.00 	 	12.80
2004-10-13	3,000.00 	 	12.80
2004-10-14	8,400.00 	 	13.00
2004-10-14	200.00 	 		12.97
2004-10-19	600.00 	 		13.10
2004-10-19	200.00 	 		13.05
2004-10-19	3,200.00 	 	13.05
2004-10-19	5,200.00 	 	13.10
2004-10-20	500.00 	 		13.15
2004-10-20	100.00 	 		13.09
2004-10-20	700.00 	 		13.05
2004-10-20	1,100.00 	 	13.10
2004-10-27	5,000.00 	 	13.60
2004-10-29	1,800.00 	 	13.65
2004-10-29	5,000.00 	 	13.65
2004-11-01	400.00 	 		13.74
2004-11-01	5,300.00 	 	13.70
2004-11-01	2,100.00 	 	13.75
2004-11-03	600.00 	 		13.97
2004-11-03	3,500.00 	 	14.00
2004-11-03	1,400.00 	 	14.00
2004-11-04	2,700.00 	 	14.00
2004-11-04	1,000.00 	 	14.10
2004-11-04	1,000.00 	 	14.01
2004-11-04	900.00 	 		14.10
2004-11-05	15,000.00 	 	14.22
2004-11-05	2,000.00 	 	14.30
2004-11-05	400.00 	 		14.29
2004-11-10	1,000.00 	 	14.35
2004-11-10	3,700.00 	 	14.56
2004-11-11	12,500.00 	 	14.65
2004-11-17	10,000.00 	 	14.40

Total		587,600


Jolly Roger Offshore LTD

Date		Amount Bought (Sold)	Price Per Share
2004-05-04	5,000.00 		11.75
2004-05-11	2,200.00 		12.20
2004-05-12	5,000.00 		12.08
2004-05-18	100.00 			12.12
2004-05-18	10,000.00 		12.18
2004-05-18	5,000.00 		12.20
2004-05-18	5,000.00 		12.22
2004-05-19	3,000.00 		12.21
2004-05-19	(1,000.00)		12.24
2004-05-19	(500.00)		12.26
2004-05-19	(300.00)		12.23
2004-05-19	(200.00)		12.30
2004-05-19	(1,000.00)		12.22
2004-05-19	(1,000.00)		12.23
2004-05-20	100.00 			12.30
2004-05-20	100.00 			12.28
2004-05-20	600.00 			12.30
2004-05-20	500.00 			12.29
2004-05-20	500.00 			12.29
2004-05-20	400.00 			12.29
2004-05-20	(100.00)		12.25
2004-05-20	5,000.00 		12.30
2004-05-20	4,900.00 		12.30
2004-05-20	4,500.00 		12.30
2004-05-20	4,500.00 		12.30
2004-05-20	4,200.00 		12.30
2004-05-20	1,300.00 		12.23
2004-05-20	800.00 			12.29
2004-05-21	10,000.00 		12.35
2004-05-21	9,800.00 		12.35
2004-05-21	8,600.00 		12.35
2004-05-21	5,000.00 		12.35
2004-05-21	400.00 			12.35
2004-05-21	400.00 			12.34
2004-05-21	200.00 			12.32
2004-05-25	100.00 			12.93
2004-05-25	9,700.00 		12.70
2004-05-25	500.00 			13.00
2004-05-25	200.00 			12.69
2004-05-27	200.00 			13.29
2004-05-27	6,400.00 		13.30
2004-05-27	4,600.00 		13.35
2004-05-27	400.00 			13.32
2004-05-28	100.00 			13.32
2004-05-28	6,800.00 		13.25
2004-05-28	5,000.00 		13.29
2004-05-28	4,900.00 		13.35
2004-05-28	2,000.00 		13.30
2004-06-01	4,600.00 		13.50
2004-06-01	4,100.00 		13.38
2004-06-01	400.00 			13.46
2004-06-02	2,000.00 		13.21
2004-06-02	900.00 			13.25
2004-06-02	200.00 			13.20
2004-06-04	3,200.00 		14.20
2004-06-04	5,000.00 		14.25
2004-06-07	10,000.00 		14.10
2004-06-09	200.00 			13.82
2004-06-09	100.00 			13.70
2004-06-09	2,000.00 		13.60
2004-06-09	2,000.00 		13.72
2004-06-09	1,300.00 		13.85
2004-06-09	900.00 			13.75
2004-06-10	5,000.00 		13.75
2004-06-14	300.00 			13.72
2004-06-14	12,500.00 		13.80
2004-06-14	2,200.00 		13.75
2004-06-15	(1,000.00)		13.92
2004-06-15	(900.00)		13.92
2004-06-15	(500.00)		13.77
2004-06-15	(500.00)		13.82
2004-06-15	(100.00)		13.93
2004-06-15	25,000.00 		13.90
2004-06-15	2,000.00 		13.87
2004-06-15	2,000.00 		13.75
2004-06-16	4,800.00 		13.90
2004-06-16	200.00 			13.89
2004-06-17	25,000.00 		14.00
2004-06-18	200.00 			13.65
2004-06-18	2,000.00 		13.70
2004-06-18	1,000.00 		13.73
2004-06-21	2,000.00 		13.50
2004-06-21	2,000.00 		13.45
2004-06-21	2,000.00 		13.52
2004-06-23	500.00 			13.59
2004-06-23	2,400.00 		13.35
2004-06-23	2,000.00 		13.60
2004-06-23	10,000.00 		13.60
2004-06-23	5,000.00 		13.60
2004-06-23	4,500.00 		13.60
2004-06-23	2,600.00 		13.32
2004-06-23	10,000.00 		13.60
2004-06-29	3,000.00 		13.45
2004-07-06	100.00 			13.63
2004-07-06	500.00 			13.30
2004-07-06	300.00 			13.56
2004-07-06	300.00 			13.40
2004-07-06	100.00 			13.60
2004-07-06	5,000.00 		13.60
2004-07-06	5,000.00 		13.65
2004-07-06	5,000.00 		13.65
2004-07-06	4,900.00 		13.65
2004-07-06	4,700.00 		13.60
2004-07-06	800.00 			13.59
2004-07-07	10,000.00 		14.05
2004-07-07	300.00 			14.00
2004-07-08	25,000.00 		14.00
2004-07-08	4,100.00 		13.85
2004-07-28	24,900.00 		13.00
2004-07-28	100.00 			12.90
2004-08-02	3,000.00 		13.25
2004-08-02	2,800.00 		13.25
2004-08-02	200.00 			13.23
2004-08-03	5,000.00 		13.28
2004-08-03	2,600.00 		13.29
2004-08-03	2,400.00 		13.30
2004-08-03	1,400.00 		13.25
2004-08-03	100.00 			13.15
2004-08-04	100.00 			13.21
2004-08-04	4,900.00 		13.25
2004-08-04	400.00 			13.25
2004-08-05	8,700.00 		13.00
2004-08-05	5,000.00 		13.00
2004-08-05	4,900.00 		13.00
2004-08-05	4,900.00 		13.00
2004-08-05	1,300.00 		12.99
2004-08-05	200.00 			12.99
2004-08-05	100.00 			12.99
2004-08-05	100.00 			12.96
2004-08-05	9,800.00 		13.00
2004-08-06	600.00 			12.60
2004-08-06	4,400.00 		12.65
2004-08-06	700.00 			12.52
2004-08-06	9,300.00 		12.55
2004-08-12	5,000.00 		12.25
2004-08-12	5,000.00 		12.30
2004-08-16	100.00 			12.25
2004-08-17	200.00 			12.25
2004-08-19	2,000.00 		12.12
2004-08-23	1,300.00 		12.00
2004-08-30	100.00 			12.00
2004-08-30	10,000.00 		12.00
2004-08-31	90,000.00 		12.01
2004-09-22	800.00 			12.12
2004-10-05	3,900.00 		12.20
2004-10-06	300.00 			12.29
2004-10-06	100.00 			12.32
2004-10-06	4,400.00 		12.35
2004-10-06	3,000.00 		12.35
2004-10-06	1,200.00 		12.30
2004-10-06	600.00 			12.30
2004-10-06	10,700.00 		12.35
2004-10-06	6,000.00 		12.35
2004-10-06	4,800.00 		12.35
2004-10-07	100.00 			12.45
2004-10-07	1,800.00 		12.45
2004-10-07	1,000.00 		12.49
2004-10-07	200.00 			12.42
2004-10-07	100.00 			12.49
2004-10-07	17,500.00 		12.50
2004-10-07	9,000.00 		12.50
2004-10-07	7,900.00 		12.50
2004-10-07	5,000.00 		12.50
2004-10-07	2,500.00 		12.50
2004-10-07	2,500.00 		12.50
2004-10-08	73,100.00 		12.50
2004-10-11	14,700.00 		12.55
2004-10-13	7,400.00 		12.81
2004-10-13	3,100.00 		12.80
2004-10-14	100.00 			12.97
2004-10-14	100.00 			12.91
2004-10-14	200.00 			12.90
2004-10-14	200.00 			12.99
2004-10-14	100.00 			12.95
2004-10-14	100.00 			12.98
2004-10-14	4,200.00 		12.95
2004-10-14	4,100.00 		13.00
2004-10-14	3,300.00 		13.15
2004-10-14	2,900.00 		12.99
2004-10-14	2,800.00 		13.00
2004-10-14	2,100.00 		12.90
2004-10-14	2,100.00 		13.00
2004-10-14	2,100.00 		13.00
2004-10-14	1,300.00 		13.00
2004-10-14	1,200.00 		13.00
2004-10-14	1,100.00 		13.00
2004-10-14	800.00 			12.95
2004-10-14	400.00 			12.91
2004-10-14	300.00 			12.95
2004-10-14	200.00 			12.96
2004-10-14	200.00 			12.90
2004-10-14	6,400.00 		13.00
2004-10-15	2,600.00 		13.00
2004-10-15	5,300.00 		13.00
2004-10-18	2,200.00 		12.99
2004-10-21	500.00 			13.29
2004-10-21	400.00 			13.18
2004-10-21	200.00 			13.16
2004-10-21	100.00 			13.30
2004-10-21	1,700.00 		13.30
2004-10-21	800.00 			13.20
2004-10-21	600.00 			13.20
2004-10-22	100.00 			13.36
2004-10-22	300.00 			13.29
2004-10-22	200.00 			13.36
2004-10-22	200.00 			13.39
2004-10-22	100.00 			13.40
2004-10-22	2,000.00 		13.40
2004-10-22	1,800.00 		13.40
2004-10-22	1,500.00 		13.43
2004-10-22	1,000.00 		13.40
2004-10-22	1,000.00 		13.40
2004-10-22	1,000.00 		13.38
2004-10-22	900.00 			13.38
2004-10-22	400.00 			13.37
2004-10-22	400.00 			13.30
2004-10-26	200.00 			13.59
2004-10-26	400.00 			13.58
2004-10-26	300.00 			13.58
2004-10-26	3,100.00 		13.60
2004-10-26	2,700.00 		13.55
2004-10-26	1,300.00 		13.65
2004-10-26	500.00 			13.61
2004-10-26	4,200.00 		13.60
2004-10-26	4,000.00 		13.60
2004-10-26	3,900.00 		13.60
2004-10-26	3,800.00 		13.60
2004-10-26	3,200.00 		13.60
2004-10-27	200.00 			13.60
2004-10-27	300.00 			13.69
2004-10-27	300.00 			13.60
2004-10-27	5,000.00 		13.70
2004-10-27	4,700.00 		13.70
2004-10-27	3,200.00 		13.65
2004-10-27	800.00 			13.61
2004-10-28	11,600.00 		13.51
2004-11-02	8,400.00 		13.80
2004-11-05	10,000.00 		14.22
2004-11-09	12,600.00 		14.55
2004-11-10	17,900.00 		14.60
2004-11-11	19,800.00 		14.65
2004-11-12	500.00 			14.41
2004-11-12	3,300.00 		14.38
2004-11-12	1,000.00 		14.45
2004-11-16	3,500.00 		14.40
2004-11-17	15,000.00 		14.40
2004-11-30	13,600.00 		14.65
2004-12-02	400.00 			14.70
2004-12-03	5,000.00 		15.01
2004-12-03	18,800.00 		14.99
2004-12-06	600.00 			15.03
2004-12-06	1,400.00 		15.00
2004-12-06	4,400.00 		15.05
2004-12-07	9,400.00 		15.00
2004-12-07	3,000.00 		15.01
2004-12-07	1,800.00 		15.00
2004-12-08	3,000.00 		15.00
2004-12-09	1,500.00 		15.00
2004-12-09	7,600.00 		15.05
2004-12-09	1,100.00 		15.01
2004-12-09	300.00 			15.01
2004-12-10	200.00 			15.00
2004-12-13	13,500.00 		15.05
2004-12-17	4,500.00 		15.25
2004-12-17	500.00 			15.16
2004-12-17	8,800.00 		15.09
2004-12-20	26,600.00 		15.09
2004-12-21	20,000.00 		15.05
2005-01-07	35,000.00 		15.23
2005-01-26	500.00 			15.11
2005-01-28	1,000.00 		14.96
2005-01-28	1,000.00 		14.95

Total		1,146,200


Mint Master Fund Ltd.

Date	Amount Bought (Sold)	 	Price Per Share
2004-05-12	1,100.00 		12.06
2004-05-18	5,000.00 		12.16
2004-05-18	4,900.00 		12.25
2004-05-18	4,600.00 		12.20
2004-05-18	2,000.00 		12.25
2004-05-18	1,000.00 		12.25
2004-05-18	400.00 			12.18
2004-05-18	100.00 			12.24
2004-05-21	5,000.00 		12.35
2004-05-27	11,000.00 		13.28
2004-05-27	1,700.00 		13.25
2004-05-27	1,600.00 		13.35
2004-05-27	1,400.00 		13.26
2004-05-27	1,300.00 		13.23
2004-05-27	400.00 			13.34
2004-05-28	10,000.00 		13.35
2004-05-28	10,000.00 		13.30
2004-06-01	5,000.00 		13.45
2004-06-01	5,000.00 		13.45
2004-06-04	6,800.00 		14.31
2004-06-04	1,200.00 		14.30
2004-06-07	2,600.00 		13.85
2004-06-07	400.00 			13.84
2004-06-17	9,700.00 		14.00
2004-06-17	300.00 			13.98
2004-07-06	5,000.00 		13.36
2004-07-08	25,000.00 		14.01
2004-07-09	3,100.00 		14.05
2004-07-14	2,800.00 		14.30
2004-07-15	1,700.00 		14.33
2004-07-16	14,700.00 		14.35
2004-07-19	20,000.00 		14.24
2004-07-28	2,200.00 		12.45
2004-08-05	5,000.00 		12.95
2004-08-05	3,200.00 		13.00
2004-08-05	1,800.00 		12.98
2004-08-06	10,000.00 		12.50
2004-08-11	300.00 			12.10
2004-08-12	3,400.00 		12.25
2004-08-30	5,000.00 		12.00
2004-08-31	10,000.00 		12.01
2004-08-31	51,200.00 		12.01
2004-09-15	6,700.00 		12.05
2004-10-14	1,700.00 		12.85

Total		265,300


4.	Biographical Information Regarding Each Nominee:

	LEON CLEMENTS (Age 63). Mr. Clements has been the President and Chief Executive Officer of League Medical Concepts, a provider of health care services for the corrections sector, since December 2004. From 1994 to 2004, Mr. Clements served as the Associate
	Vice President of Managed Care and Chief Administrative Officer at the University of Texas Medical Branch, a provider of health care for the prison system in Texas. Mr. Clements previously served as the Chief Administrative Officer of the University of California at Los Angeles Medical Group and the Cleveland Clinic in Florida. Mr. Clements also served as a director of Maxicare Health Plans, Inc. Mr. Clements has completed executive programs at both Harvard Business School and the Wharton School of Finance and received his MBA from the University of Southwestern Louisiana.

	RICHARD CRANE (Age 58). Mr. Crane, attorney at law, has been a sole practitioner since 1998. Mr. Crane has represented individual, corporate, and government clients in corrections
	and sentencing matters.  Mr. Crane has also been a consultant
	in more than 30	corrections privatization projects.  From 1984
	to 1987, Mr. Crane served as General Counsel for Corrections Corporation of America. Mr. Crane also previously served as Chief Legal Counsel for the Louisiana Department of Corrections. Mr. Crane received his JD from Louisiana State University.

	TODD GOODWIN (Age 73). Mr. Goodwin retired in 2002 as a Partner of Gibbons, Goodwin, van Amerongen. During his 18 years with the investment banking firm, Mr. Goodwin organized management buyouts and purchased businesses with a total value of approximately
	$7 billion.  Mr. Goodwin previously served as a Managing Director
	of Merrill Lynch and has served	as Director on the boards of several
	companies including Southwest Forest Industries, RT French Company, Rival Company, Schult Homes, Specialty Equipment, Horace Mann Education Corporation, Robert Half International, Riverwood International, and Johns Manville Corporation. Mr. Goodwin is currently a Director of the Southampton Hospital, the Chairman of the Peconic Health Corporation, and a Trustee of the Madison
	Square Boys & Girls Club.  Todd Goodwin received his AB from
	Harvard College.

	SALLY WALKER (Age 56). Ms. Walker has been the President of Encourage Youth Corporation, a consulting firm specializing in programming for high risk youths and juvenile offenders, since 1996.
	From 1997 to 2004, Ms.	Walker pioneered an effective and
	cost-efficient secure custody and aftercare program for high risk young offenders. In addition to her government and private corrections experience, she previously served as the Executive Director of Finance and Administration for a large central services department for the Province of Manitoba. Ms. Walker received her Master of Correctional Administration from the University of Ottawa.

	ALFRED JAY MORAN, JR. (Age 61). Mr. Moran is Chairman and Chief Executive Officer of the Moran Group, LLC, a turnaround, value creation consulting firm, which he founded in 2003. During 2004,
	he served as Chief Strategy and	Restructuring Officer of Cooperheat
	MQS, Inc. Throughout his career, Mr. Moran has been responsible for the turnaround or value enhancement of over fifty companies in many industries. Prior to 2003, he was Senior Managing Director of the Value Creation Practice, as well as Principal and Member of the Executive Committee of Kibel, Green, Inc. Mr. Moran received his MBA from Harvard Business School.

	THOMAS R. HUDSON, JR. (Age 39). Mr. Hudson has been the Managing Member of Pirate Capital LLC and Portfolio Manager of the Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD since July, 2002. From 1999 to 2001, Mr. Hudson served as a Managing Director of Amroc Investments LLC, a private investment firm, where he managed distressed trading and investment analysis. Mr. Hudson previously served as a Vice President at Goldman, Sachs & Co. where he was a Senior Distressed Trader and Portfolio Manager responsible for a $500 million portfolio of domestic and international distressed private assets. Mr. Hudson is a former Chairman of the Loan Syndication and Trading Association's Distressed Committee; and is currently a Director of the Centurion Foundation which supports the New York Police Department and other law enforcement agencies. Mr. Hudson received his MBA from the Tuck School at Dartmouth.

	ZACHARY GEORGE (Age 27). Mr. George has been a Senior Investment Analyst of Pirate Capital LLC covering the private corrections and
	other industries since	March of 2004.  From 2002 to 2004, Mr. George
	worked at Mizuho Corporate Bank	LTD where he served as an Officer
	in Portfolio Management, assisting in the management of a $50 billion domestic loan portfolio and originating credit default swap and bank debt trade recommendations. Mr. George received his JD from Brooklyn Law School in June, 2002.


5.	Other Information Regarding Each Nominee:

	Except as set forth in the Fund's Notice or this Annex (or any attachments thereto), to the best knowledge of the Fund,

(i) no Nominee owns any securities of the Company or any parent or subsidiary of the Company, directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and none of their associates beneficially owns, directly or indirectly, any securities of the Company;

(ii) no Nominee, his or her associates or any member of his or her immediate family has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates or (b) with respect to future transactions to which the Company or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction, or series of similar transactions, that has occurred since February 1, 2003 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000;

(iii) no Nominee is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies;

(iv) no Nominee or any of his associates has any arrangement or understanding with any person pursuant to which he was or is to be selected as a director, nominee or officer of the Company;

(v) none of the corporations or organizations in which any of the Nominees has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of the Company;

(vi) there is no information with respect to any of the Nominees required to be described under Item 401(f) of Regulation S-K;

(vii) no Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding;

(viii) there is no family relationship (within the meaning of the federal securities laws) between any of the Nominees and (a) any other Nominee or
(b) any director of the Company, executive officer of the Company or person nominated by the Company to become a director or executive officer;

(ix) no Nominee has any business relationship that is required to be disclosed pursuant to Item 7(b)-(c) of Schedule 14A of the rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(x) no Nominee has since the beginning of the Company's last fiscal year been indebted to the Company or any of its subsidiaries in excess of $60,000;

(xi) no Nominee, at any time during the fiscal year ended December 31, 2004, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934; and

(xii) there is no other information with respect to any Nominee that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the Exchange Act.


ANNEX B

FORM NOMINEE AGREEMENT


Dear Nominee:


	We are pleased that you have agreed to become a member of a slate of nominees (the "Slate") of Pirate Capital, LLC (the "Fund") to stand for election as a director of Cornell Companies, Inc. ("Cornell") at the 2005 Annual Meeting of Stockholders of Cornell (the "2005 Annual Meeting"), expected to be held in June 2005, or a special meeting of stockholders of Cornell called for a similar purpose. This letter will confirm our understanding regarding your nomination.

	1. 	The Fund shall pay all costs of the proxy contest to be
conducted by the Fund in connection with the 2005 Annual Meeting (the "Proxy Contest"); provided however that the Fund reserves the right to seek reimbursement for such costs from Cornell.

	2.	You understand that it may be difficult, if not impossible,
to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Fund is relying upon your agreement to seek nomination.
In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the Fund with information necessary for the Fund to make appropriate disclosures both to Cornell and for use in creating the proxy material to be sent to stockholders of Cornell that will be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. The Fund has also enclosed a form letter (the "Consent Letter") to Cornell informing Cornell that you consent to being a nominee of the Fund for the election as a director of Cornell and, if elected, consent to serve as a director of Cornell.

	 3.	The undersigned hereby agrees that, so long as you actually
serve on the Slate, the Fund will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Cornell on the Slate. Your right of indemnification hereunder shall continue after the election has taken place but only for events which occurred during the period from the date hereof until the date of the 2005 Annual Meeting or special meeting of stockholders regarding the election of the Slate in the event that you are a candidate for election at such special meeting. Anything to the contrary herein notwithstanding, the Fund is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the 2005 Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Cornell's Board of Directors or for any actions taken by you as a director of Cornell, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner which constitutes gross negligence or willful misconduct; or (iii) if the claim results from any misstatement or omission of material fact in your Questionnaire. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify the Fund in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, the Fund shall be entitled to control your defense with counsel chosen by the Fund. The Fund shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Fund may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

	4. 	Each of us recognizes that should you be elected to the Board of Directors of Cornell all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Cornell and, as a result, that there is, and can be, no agreement between you and the Fund which governs the decisions which you will make as a director of Cornell.

	5.	This letter sets forth the entire agreement between the Fund and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the Fund and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.


	Should the foregoing agree with your understanding, please so indicate in the space provided below, and return to the Fund, together with the completed Questionnaire and Consent Letter, whereupon this letter will become a binding agreement between us.



Very truly yours,



PIRATE CAPITAL, LLC



By: /s/ Thomas R. Hudson Jr.
Name:   Thomas R. Hudson Jr.
Title:  Portfolio Manager



Agreed to and accepted as
of the date first written above:

________________________
Nominee


ANNEX C

CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.



/s/ Leon M. Clements
____________________
Leon M. Clements




CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

/s/ Richard Crane
________________________
Richard Crane




CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

/s/ Todd Goodwin
________________________
Todd Goodwin




CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

/s/ Sally L. Walker
________________________
Sally L. Walker




CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

/s/ Alfred J. Moran, Jr.
________________________
Alfred J. Moran, Jr.




CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

/s/ Thomas R. Hudson Jr.
________________________
Thomas R. Hudson Jr.




CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

/s/ Zachary R. George
________________________
Zachary R. George